INTERNATIONAL FLAVORS & FRAGRANCES INC.

521 West 57th Street

New York, New York 10006

July 2, 2018

VIA EDGAR CORRESPONDENCE

Edward M. Kelly, Esq.

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Flavors & Fragrances Inc.

Registration Statement on Form S-4

SEC File No. 333-225728

Dear Mr. Kelly:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, International Flavors & Fragrances Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 9:00 a.m., Eastern time, on July 3, 2018, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, the Registrant acknowledges that:

(i)	should the Commission or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Benet J. O’Reilly of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2746 with any questions you may have concerning this request. In addition, please notify Mr. O’Reilly if and when this request for acceleration has been granted and the Registration Statement declared effective.

Sincerely,

INTERNATIONAL FLAVORS & FRAGRANCES INC.

By:	/s/ Nanci Prado
Name:	Nanci Prado
Title:	Deputy General Counsel

cc:	Christopher E. Austin, Esq.

Benet J. O’Reilly, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Adam O. Emmerich, Esq.

Edward J. Lee, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019